PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	March 31, 2016	December 31, 2015
ASSETS
Current Assets
Accounts receivable		$121.3	$139.5
Fair value of risk management contracts	11	257.0	288.8
		378.3	428.3
Fair value of risk management contracts	11	121.7	166.7
Other assets		97.5	89.1
Property, plant and equipment	2	3,313.6	3,346.8
Exploration and evaluation assets		495.7	494.8
Deferred income taxes	6	27.2	25.0
TOTAL ASSETS		$4,434.0	$4,550.7

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	4	$42.0	$3.7
Accounts payable		173.4	217.8
Fair value of risk management contracts	11	4.6	3.4
Convertible debentures	3	127.3	—
Current portion of provisions	5	21.8	21.8
		369.1	246.7
Convertible debentures	3	—	137.0
Long term debt	4	1,514.2	1,715.8
Provisions	5	756.9	686.2
		2,640.2	2,785.7
Shareholders' Equity
Shareholders' capital	7	4,813.4	4,797.0
Contributed surplus		14.7	27.3
Deficit		(3,034.3)	(3,059.3)
		1,793.8	1,765.0
Subsequent event	13
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$4,434.0	$4,550.7
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2016	2015
REVENUES
Oil and gas sales		$114.2	$199.9
Royalties, net of incentives		(8.1)	(24.8)
		106.1	175.1
Realized gain on commodity risk management	11	127.0	85.7
Change in fair value of commodity risk management contracts	11	(10.2)	(66.8)
		222.9	194.0
EXPENSES
Operating		70.1	92.9
Transportation		8.8	9.6
General and administrative		22.5	29.3
Depletion, depreciation and amortization	2	95.6	112.9
		197.0	244.7
OPERATING INCOME (LOSS)		25.9	(50.7)

Other (income) expense items
(Gain) loss on disposition of properties		3.7	(0.5)
Unrealized foreign exchange (gain) loss	12	(32.1)	174.0
Realized foreign exchange (gain) loss	12	1.5	(82.6)
Interest and financing charges		26.5	19.7
Accretion	5	4.0	4.5
Other income		(0.5)	(0.4)
INCOME (LOSS) BEFORE TAXES		22.8	(165.4)
Deferred income tax recovery	6	(2.2)	(4.9)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$25.0	$(160.5)
NET INCOME (LOSS) PER SHARE	10
Basic		$0.05	$(0.30)
Diluted		$0.05	$(0.30)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2016	2015
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$25.0	$(160.5)
Non-cash items
Depletion, depreciation, amortization and accretion		99.6	117.4
Deferred income tax recovery	6	(2.2)	(4.9)
Unrealized foreign exchange (gain) loss	12	(32.1)	174.0
Change in fair value of commodity risk management contracts	11	10.2	66.8
Share based compensation	8	3.7	4.4
(Gain) loss on disposition of properties		3.7	(0.5)
Other items		(1.7)	0.4
Foreign exchange derivative settlements		—	(84.1)
Funds flow from operations		106.2	113.0
Interest and financing charges		26.5	19.7
Expenditures on remediation	5	(5.0)	(3.2)
Change in non-cash operating working capital	9	(11.3)	(27.2)
		116.4	102.3
FINANCING
Dividends paid		—	(53.4)
Bank indebtedness	4	38.3	(7.5)
Long term debt (repayment)	4	(104.0)	42.0
Convertible debentures repurchase	3	(9.7)	—
Foreign exchange derivative settlements		—	84.1
Interest and financing charges paid		(35.8)	(35.9)
Proceeds from DRIP		—	9.1
		(111.2)	38.4
INVESTING
Capital expenditures		(8.7)	(98.4)
Proceeds on property dispositions		12.8	0.5
Contributions to remediation trust funds and other items		(7.7)	(6.4)
Change in non-cash investing working capital	9	(1.6)	(36.4)
		(5.2)	(140.7)
CHANGE IN CASH AND CASH EQUIVALENTS		—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2016	2015
SHAREHOLDERS' CAPITAL	7
Balance, beginning of period		$4,797.0	$4,759.7
Share based compensation		16.4	11.3
Issued under DRIP		—	9.1
Balance, end of period		4,813.4	4,780.1

CONTRIBUTED SURPLUS
Balance, beginning of period		27.3	32.3
Share based compensation	8	3.8	4.7
Exercise of share based compensation awards		(16.4)	(11.3)
Balance, end of period		14.7	25.7

DEFICIT
Balance, beginning of period		(3,059.3)	(1,865.2)
Net income (loss)		25.0	(160.5)
Dividends declared		—	(42.9)
Balance, end of period		(3,034.3)	(2,068.6)

TOTAL SHAREHOLDERS' EQUITY		$1,793.8	$2,737.2
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED MARCH 31, 2016 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three months ended March 31, 2016 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2015 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2015 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2015.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 3, 2016.

PENGROWTH First Quarter 2016 Financial Results	5

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	192.8	4.0	196.8
Property acquisitions	0.9	—	0.9
Change in asset retirement obligations	36.9	—	36.9
Divestitures	(754.9)	—	(754.9)
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	8.6	0.4	9.0
Change in asset retirement obligations	75.4	—	75.4
Divestitures	(81.2)	—	(81.2)
Balance, March 31, 2016	$6,976.3	$89.3	$7,065.6

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	449.5	5.8	455.3
Impairment	810.0	—	810.0
Divestitures	(345.6)	—	(345.6)
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	94.4	1.2	95.6
Divestitures	(59.2)	—	(59.2)
Balance, March 31, 2016	$3,674.7	$77.3	$3,752.0

Net book value	Oil and natural gas assets	Other equipment	Total
As at March 31, 2016	$3,301.6	$12.0	$3,313.6
As at December 31, 2015	$3,334.0	$12.8	$3,346.8
During the three months ended March 31, 2016, $0.7 million (March 31, 2015 – $3.2 million) of directly attributable general and administrative costs were capitalized to PP&E.
At March 31, 2016, $5.8 million (March 31, 2015 - $937.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2016, $0.8 million (March 31, 2015 – $10.4 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.7 percent (March 31, 2015 – 5.4 percent).

3.	CONVERTIBLE DEBENTURES
In February 2016, Pengrowth commenced a Normal Course Issuer Bid ("NCIB") for a portion of its Series B 6.25 percent coupon convertible unsecured subordinated debentures, in accordance with TSX requirements. Pursuant to the NCIB, Pengrowth intends to acquire up to $13.7 million principal amount of convertible debentures in the 12 month period that commenced on February 29, 2016 and will end on February 28, 2017, of which the amount represents 10 percent of the public float of outstanding convertible debentures as of February 19, 2016. Purchases under the NCIB are made by Pengrowth through the facilities of the TSX. The price that Pengrowth pays for the convertible debentures is the market price at the time of acquisition and any gain or loss resulting from the transaction is recorded as part of interest expense.

PENGROWTH First Quarter 2016 Financial Results	6

Through March 31, 2016, Pengrowth repurchased $9.7 million of principal amount of convertible debentures. Pengrowth paid $8.7 million, including $0.1 million of accrued interest, to repurchase the debentures resulting in a gain of $1.0 million which was credited against interest expense.
The following table summarizes the activity associated with the convertible debentures:

Series	Series B - 6.25 percent
Maturity date	Mar 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2014	$137.2
Premium accretion	(0.2)
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(9.7)
Balance, March 31, 2016	$127.3
Face value, March 31, 2016	$127.1

4.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	March 31, 2016	December 31, 2015
U.S. dollar denominated senior unsecured notes:
400 million at 6.35 percent due July 2017	$519.2	$553.2
265 million at 6.98 percent due August 2018	343.8	366.4
35 million at 3.49 percent due October 2019	45.3	48.3
115.5 million at 5.98 percent due May 2020	149.7	159.6
105 million at 4.07 percent due October 2022	136.0	144.9
195 million at 4.17 percent due October 2024	252.4	269.0
	$1,446.4	$1,541.4
U.K. pound sterling denominated unsecured notes:
15 million at 3.45 percent due October 2019	$27.9	$30.5
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$—	$104.0
Total long term debt	$1,514.2	$1,715.8

Current portion of long term debt	$—	$—
Non-current portion of long term debt	1,514.2	1,715.8
	$1,514.2	$1,715.8
Pengrowth’s unsecured covenant based term credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently March 31, 2019.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At March 31, 2016, the facility had no drawings (December 31, 2015 – $104.0 million) and letters of credit in the amount of $34.9 million (December 31, 2015 – $21.6 million) were outstanding.

PENGROWTH First Quarter 2016 Financial Results	7

BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2016, this facility was reduced by drawings of $40.0 million (December 31, 2015 – $2.5 million) and reduced by $1.3 million of outstanding letters of credit (December 31, 2015 – $1.4 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2016. The covenants are substantially similar between the credit facilities and the senior unsecured notes.
The key financial covenants as at March 31, 2016 are summarized below:

Covenant	Limit	Actual at March 31, 2016 (1)
Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	3.1 times
Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters	< 4.0 times	3.1 times
Total senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	49%
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	5.1 times

(1)	As senior unsecured notes and Credit Facilities have slightly different covenant calculations, the calculated covenants at March 31, 2016 represent those closest to the limits.

5.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2014	$780.8	$7.2	$788.0
Incurred during the period	16.8	1.0	17.8
Property dispositions	(112.4)	—	(112.4)
Expenditures on remediation/provisions settled	(19.0)	(0.8)	(19.8)
Other revisions	20.1	(1.2)	18.9
Accretion (amortization)	17.1	(1.6)	15.5
Balance, December 31, 2015	$703.4	$4.6	$708.0
Incurred during the period	—	1.0	1.0
Property dispositions	(5.5)	—	(5.5)
Revisions due to discount rate changes (1)	75.4	—	75.4
Expenditures on remediation/provisions settled	(5.0)	(0.2)	(5.2)
Other revisions	—	1.0	1.0
Accretion (amortization)	4.0	—	4.0
Balance, March 31, 2016	$772.3	$6.4	$778.7

(1)	Relates to the change in the risk free discount rate from 2.3 percent to 2.0 percent. The offset is recorded in PP&E.

PENGROWTH First Quarter 2016 Financial Results	8

As at March 31, 2016
Current	$20.9	$0.9	$21.8
Long term	751.4	5.5	756.9
	$772.3	$6.4	$778.7

As at December 31, 2015
Current	$20.9	$0.9	$21.8
Long term	682.5	3.7	686.2
	$703.4	$4.6	$708.0

The following assumptions were used to estimate the ARO liability:

	As at
	March 31, 2016	December 31, 2015
Total escalated future costs	$1,683.1	$1,701.7
Discount rate, per annum	2.0%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2080.

6.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Three months ended
	March 31, 2016	March 31, 2015
Income (loss) before taxes	$22.8	$(165.4)
Combined federal and provincial tax rate (1)	27.08%	25.22%
Expected income tax (recovery) expense (1)	$6.2	$(41.7)
Change in unrecognized deferred tax asset	(5.5)	23.8
Foreign exchange (gain) loss (2)	(4.2)	11.6
Effect of change in corporate tax rate	0.4	0.3
Other including share based compensation	0.9	1.1
Deferred income tax recovery	$(2.2)	$(4.9)
(1) Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10 percent to 12 percent).
(2) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

7.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Three months ended		Year ended
	March 31, 2016		December 31, 2015
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	543,033	$4,797.0	533,438	$4,759.7
Share based compensation (non-cash exercised)	4,410	16.4	3,188	18.6
Issued for cash under Dividend Reinvestment Plan ("DRIP")	—	—	6,407	18.7
Balance, end of period	547,443	$4,813.4	543,033	$4,797.0

PENGROWTH First Quarter 2016 Financial Results	9

8.	LONG TERM INCENTIVE PLANS ("LTIP")
(i) SHARE-SETTLED LTIP
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2014	5,945	5,168	308
Granted	2,783	3,548	—
Forfeited	(1,952)	(1,587)	—
Exercised	(871)	(2,285)	(31)
Performance adjustment	(1,812)	—	—
Deemed dividends	547	497	25
Outstanding, December 31, 2015	4,640	5,341	302
Granted	2,962	6,346	—
Forfeited	(31)	(142)	—
Exercised	(1,695)	(2,715)	—
Outstanding, March 31, 2016	5,876	8,830	302
Commencing with the 2015 grants, Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at March 31, 2016, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 2.8 percent of the issued and outstanding common shares, which is within the limit.
PREVIOUS LTIP
As at March 31, 2016, 321,308 common shares (December 31, 2015 - 321,308 common shares) were reserved for issuance under the Deferred Entitlement Share Unit Plan ("DESU"). The DESUs are entitled to deemed dividends, as applicable.
(ii) CASH-SETTLED LTIP
CASH-SETTLED RESTRICTED SHARE UNITS ("CASH-SETTLED RSUs")
Commencing in 2016, certain employees now receive cash-settled RSUs in place of previously received share-settled LTIP. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of deemed dividends, as applicable) which vest evenly over a period of three years or less. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at March 31, 2016, $0.1 million (December 31, 2015 - $nil) was included in non-current provisions.
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
As at March 31, 2016, Phantom DSUs, awarded to Directors, has a corresponding long term liability of $2.2 million (December 31, 2015 - $0.3 million). For the three months ended March 31, 2016, Pengrowth recorded a $1.9 million (March 31, 2015 - $0.9 million) compensation expense related to the Phantom DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including deemed dividends, as applicable) to be paid upon the individual ceasing to be a Director for any reason.

PENGROWTH First Quarter 2016 Financial Results	10

The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2014	—	134
Granted	—	239
Deemed dividends	—	24
Outstanding, December 31, 2015	—	397
Granted	4,468	975
Outstanding, March 31, 2016	4,468	1,372
(iii) TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both General and administrative and operating expense on the Consolidated Statements of Income (Loss) and are composed of the following:

	Three months ended
	March 31, 2016	March 31, 2015
Non-cash share based compensation	$3.8	$4.7
Amounts capitalized in the period	(0.1)	(0.3)
Non-cash share based compensation expense	$3.7	$4.4

Cash-settled restricted share units	$0.1	$—

Cash-settled phantom deferred share unit expense	$1.9	$0.9
Total share based compensation expense	$5.7	$5.3

9.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended
Cash provided by (used for):	March 31, 2016	March 31, 2015
Accounts receivable	$18.3	$(5.1)
Accounts payable	(29.6)	(22.1)
	$(11.3)	$(27.2)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended
Cash used for:	March 31, 2016	March 31, 2015
Accounts payable, including capital accruals	$(1.6)	$(36.4)

PENGROWTH First Quarter 2016 Financial Results	11

10.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended
(000's)	March 31, 2016	March 31, 2015
Weighted average number of shares - basic	543,517	535,203
Dilutive effect of share based compensation plans	1,128	—
Weighted average number of shares - diluted	544,645	535,203
For the three months ended March 31, 2016, 5.3 million shares (March 31, 2015 - 5.3 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.
Further, for the three months ended March 31, 2016, 11.0 million shares (March 31, 2015 - 11.9 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

PENGROWTH First Quarter 2016 Financial Results	12

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at March 31, 2016, Pengrowth had the following contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Differentials
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)
Edmonton Light Sweet	Q2 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q3 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q4 2016	7,000	Cdn WTI less $6.85
Western Canada Select	Q2 2016	8,000	Cdn WTI less $18.32
Western Canada Select	Q3 2016	8,000	Cdn WTI less $18.32
Western Canada Select	Q4 2016	8,000	Cdn WTI less $18.32
Commodity
Reference point	Term	Volume (bbl/d)	Cdn$/bbl unless otherwise noted
WTI	Q2 2016	21,000	$88.82
WTI	Q3 2016	20,500	$87.40
WTI	Q4 2016	20,000	$87.12
WTI	2017	6,500	$74.24
WTI - $U.S.	2017	8,500	$45.65	$U.S.
WTI	2018	5,500	$80.49
Financial Natural Gas Contracts:
Swaps
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Q2 2016	120,847	$3.22
AECO	Q3 2016	120,847	$3.22
AECO	Q4 2016	127,955	$3.30
AECO	Q1 2017	99,521	$3.52
AECO	Q2 2017	87,673	$3.45
AECO	Q3 2017	87,673	$3.45
AECO	Q4 2017	87,673	$3.45
AECO	2018	66,347	$3.59
AECO	2019	2,370	$3.52
Puts
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)	Premium payable per MMBtu (Cdn)
AECO	Q2 2016	2,370	$3.48	$0.21
AECO	Q2 2016	2,370	$3.69	$0.29

PENGROWTH First Quarter 2016 Financial Results	13

Commodity Price Sensitivity on Risk Management Contracts as at March 31, 2016

Oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($13.0)	$13.0
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($4.1)	$4.1
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($22.9)	$22.9

Commodity Price Sensitivity on Risk Management Contracts as at March 31, 2015

Oil swaps and puts	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($14.3)	$14.3
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($3.2)	$3.2
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($23.8)	$23.8
As at close March 31, 2016, the AECO gas spot price was $0.85/MMBtu (March 31, 2015 – $2.68/MMBtu). The WTI prompt monthly price was Cdn$49.90/bbl (March 31, 2015 – Cdn$60.29/bbl).

POWER PRICE CONTRACTS
As at March 31, 2016, Pengrowth had fixed the price applicable to future power costs as follows:

Financial Power Contracts:
Reference point	Term	Volume (MW)	Price per MWh (Cdn)
AESO	Q2 2016	20	$44.13
AESO	Q3 2016	20	$44.13
AESO	Q4 2016	20	$44.13
As at close March 31, 2016, the Alberta power pool spot price was $14.61/MWh (March 31, 2015 – $22.91/MWh). The average Alberta power pool price was $18.11/MWh for the three months ended March 31, 2016 (March 31, 2015 – $29.03/MWh).
Power Price Sensitivity on Risk Management Contracts as at March 31, 2016
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at March 31, 2016 of approximately $0.1 million.
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term note. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	October 2019	0.63

PENGROWTH First Quarter 2016 Financial Results	14

U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate (Cdn$1 = U.S.$)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—	—
		1,115.5	920.0	82%

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2016	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.2	$0.2
Unrealized foreign exchange risk management gain or loss	9.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	$2.0	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2015	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.5	0.7
Net pre-tax impact on Consolidated Statements of Income (Loss)	$7.4	$—
Interest Rate Sensitivity
Bank Interest Cost
As at March 31, 2016, Pengrowth had approximately $1.5 billion of current and non-current long term debt outstanding (December 31, 2015 - $1.7 billion) of which $nil million was based on floating interest rates (December 31, 2015 - $104.0 million). Therefore, Pengrowth had no interest rate risk as at March 31, 2016 (March 31, 2015 - $0.6 million).

PENGROWTH First Quarter 2016 Financial Results	15

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the period ended March 31, 2016	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$257.0	$—	$—	$257.0
Non-current portion of risk management assets	106.0	—	15.7	121.7
Current portion of risk management liabilities	(2.7)	(1.9)	—	(4.6)
Risk management assets (liabilities), end of period	$360.3	$(1.9)	$15.7	$374.1
Less: Risk management assets (liabilities) at beginning of period	370.5	(1.7)	83.3	452.1
Unrealized loss on risk management contracts for the period	$(10.2)	$(0.2)	$(67.6)	$(78.0)
Realized gain (loss) on risk management contracts for the period	127.0	(1.1)	—	125.9
Total unrealized and realized gain (loss) on risk management contracts for the period	$116.8	$(1.3)	$(67.6)	$47.9

As at and for the period ended March 31, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$266.1	$—	$12.5	$278.6
Non-current portion of risk management assets	90.3	—	4.8	95.1
Current portion of risk management liabilities	(2.1)	(3.7)	(7.0)	(12.8)
Non-current portion of risk management liabilities	—	(1.0)	(2.4)	(3.4)
Risk management assets (liabilities), end of period	$354.3	$(4.7)	$7.9	$357.5
Less: Risk management assets (liabilities) at beginning of period	421.1	(2.9)	50.8	469.0
Unrealized loss on risk management contracts for the period	$(66.8)	$(1.8)	$(42.9)	$(111.5)
Realized gain (loss) on risk management contracts for the period	85.7	(1.7)	84.1	168.1
Total unrealized and realized gain (loss) on risk management contracts for the period	$18.9	$(3.5)	$41.2	$56.6

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Loss.

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Loss.

PENGROWTH First Quarter 2016 Financial Results	16

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at March 31, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$88.0	$88.0	$88.0	$—	$—
Fair value of risk management contracts	378.7	378.7	—	378.7	—

Financial Liabilities
Convertible debentures	127.3	113.5	113.5	—	—
U.S. dollar denominated senior unsecured notes	1,446.4	1,524.7	—	1,524.7	—
Cdn dollar senior unsecured notes	39.9	42.3	—	42.3	—
U.K. pound sterling denominated unsecured notes	27.9	28.5	—	28.5	—
Fair value of risk management contracts	4.6	4.6	—	4.6	—

			Fair value measurements using:
As at December 31, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$79.6	$79.6	$79.6	$—	$—
Fair value of risk management contracts	455.5	455.5	—	455.5	—

Financial Liabilities
Convertible debentures	137.0	98.5	98.5	—	—
U.S. dollar denominated senior unsecured notes	1,541.4	1,606.9	—	1,606.9	—
Cdn dollar senior unsecured notes	39.9	42.2	—	42.2	—
U.K. pound sterling denominated unsecured notes	30.5	30.6	—	30.6	—
Fair value of risk management contracts	3.4	3.4	—	3.4	—

PENGROWTH First Quarter 2016 Financial Results	17

12.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended
	March 31, 2016	March 31, 2015
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.77	$0.79
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(97.1)	$126.4
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	(2.6)	4.7
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(99.7)	$131.1
Unrealized loss on U.S. foreign exchange risk management contracts	$65.2	$46.9
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	2.4	(4.0)
Total unrealized loss on foreign exchange risk management contracts	$67.6	$42.9
Total unrealized foreign exchange (gain) loss	$(32.1)	$174.0
Total realized foreign exchange (gain) loss (2)	$1.5	$(82.6)

(1)	Includes both principal and interest.

(2)	2015 amount includes an $84.1 million gain from settlement of foreign exchange swap contracts.

13.	SUBSEQUENT EVENT
Pengrowth received notification on May 2, 2016 from the NYSE that it has regained compliance with the continued listing standard as of April 29, 2016. The average closing price of Pengrowth’s common stock for the 30 trading days ended April 29, 2016 and the closing price of its common stock on April 29, 2016 both exceeded U.S.$1.00.

PENGROWTH First Quarter 2016 Financial Results	18